

March 31, 2009

Mr. Dirk M. Van Doren
Executive Vice President and Chief Financial Officer
Sandridge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City OK 73102

>   **Re: Sandridge Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **File No. 001-33784**

Dear Mr. Van Doren:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statement of Changes in Stockholders' Equity, page F-6

1.   We note that you have not presented share activity in your Consolidated Statement of Changes in Stockholders' Equity. Please disclose this activity as required by Rule 5-02.30 of Regulation S-X.

Note 12 – Long-Term Debt, page F-26

2.   You disclose that as of October 27, 2008 all of your 8.625% Senior Notes Due 2015 and Senior Floating Rate Notes Due 2014 were exchanged for substantially identical notes that are registered under the Securities Act of 1933. It appears that

you need to follow the guidance in Item 503(d) and Item 601(b)(12) of Regulation S-K, which requires entities with registered debt to present a ratio of earning to fixed charges and to provide as an exhibit a statement that sets forth the computation.

Exhibits

3.   We note that your Section 302(a) Certifications located at Exhibits 31.1 and 31.2 do not conform to the requirements of Item 601(b)(31) of Regulation S-K, as you have omitted the language pertaining to your responsibility for internal control over financial reporting, required in the introductory section of paragraph 4. Please revise your certifications to include the appropriate representations.

Engineering Comments

Notes to Consolidated Financial Statements, page F-7

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-42

Reserve Quantity Information, page F-46

4.   We note the 32% net positive revisions for your year-end 2008 proved reserves. Please explain the details – location, reserve estimation method, reserve development status, recovery improvement process etc - of the positive, performance-based component of your 453 BCFE net increase.

Changes in the Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Gas Reserves, page F-48

5.   Line item (g) in paragraph 33 of FAS 69 requires the disclosure of "previously estimated development costs incurred during the period". Your disclosure, "Development costs incurred", presents figures identical with the historical costs incurred on page F-43, not the previously estimated development costs contemplated in FAS 69. Please explain to us how you will comply with FAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director